BB&T

Best Bank In Town Since 1872

Fourth Quarter 2011 Earnings Conference Call
January 19, 2012

Kelly S. King
Chairman and Chief Executive Officer

Daryl N. Bible
Chief Financial Officer

Clarke R. Starnes
Chief Risk Officer



Forward-Looking Information

This presentation contains forward-looking statements with respect to the financial condition, results of operations and businesses of BB&T. Statements that are not historical or current facts or statements about beliefs and expectations are forward-looking statements. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects," "may," "will," "should," and other similar expressions are intended to identify these forward-looking statements. Forward-looking statements involve certain risks and uncertainties and are based on the beliefs and assumptions of the management of BB&T, and the information available to management at the time that this presentation was prepared. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: (1) general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and / or a reduced demand for credit or other services; (2) disruptions to the credit and financial markets, either nationally or globally, including the impact of a downgrade of U.S. government obligations by one of the credit rating agencies and the adverse effects of the ongoing sovereign debt crisis in Europe; (3) changes in the interest rate environment may reduce net interest margins and / or the volumes and values of loans made or held as well as the value of other financial assets held; (4) competitive pressures among depository and other financial institutions may increase significantly; (5) legislative or regulatory changes, including changes resulting from the adoption and implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and changes in accounting standards, may adversely affect the businesses in which BB&T is engaged; (6) local, state or federal taxing authorities may take tax positions that are adverse to BB&T; (7) reduction in BB&T's credit ratings; (8) adverse changes may occur in the securities markets; (9) competitors of BB&T may have greater financial resources and develop products that enable them to compete more successfully than BB&T and may be subject to different regulatory standards than BB&T; (10) costs or difficulties related to the integration of the businesses of BB&T and its merger partners may be greater than expected; (11) unpredictable natural or other disasters could have an adverse effect on BB&T in that such events could materially disrupt BB&T's operations or the ability or willingness of BB&T's customers to access the financial services BB&T offers; (12) expected cost savings associated with completed mergers and acquisitions may not be fully realized or realized within the expected time frames; and (13) deposit attrition, customer loss and/or revenue loss following completed mergers and acquisitions, may be greater than expected. These and other risk factors are more fully described in BB&T's Annual Report on Form 10-K for the year ended December 31, 2010 under the section entitled "Risk Factors Related to BB&T's Business," its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 under the section entitled, "Item 1A. Risk Factors" and from time to time, in other filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Actual results may differ materially from those expressed in or implied by any forward-looking statements. Except to the extent required by applicable law or regulation, BB&T undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Non-GAAP Information

This presentation contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). BB&T's management uses these "non-GAAP" measures in their analysis of the corporation's performance and the efficiency of its operations. Management believes that these non-GAAP measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods as well as demonstrating the effects of significant gains and charges in the current period. The company believes that a meaningful analysis of its financial performance requires an understanding of the factors underlying that performance. BB&T's management believes that investors may use these non-GAAP financial measures to analyze financial performance without the impact of unusual items that may obscure trends in the company's underlying performance. These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. In this presentation, these measures are generally marked as "non-GAAP" and are accompanied with disclosure regarding why BB&T's management believes such measures are useful to investors. Below is a listing of the types of non-GAAP measures used in this presentation:

❖ Tangible common equity and Tier 1 common equity ratios are non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

❖ Asset quality ratios have been adjusted to remove the impact of acquired loans and foreclosed property covered by FDIC loss sharing agreements as management believes their inclusion results in distortion of those ratios and may not be comparable to other periods presented or to other portfolios that were not impacted by purchase accounting.

❖ Fee income and efficiency ratios are non-GAAP in that they exclude securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges, the impact of FDIC loss share accounting and other selected items.

❖ The Basel III calculations are non-GAAP measures and reflect adjustments for the related elements as proposed by regulatory authorities, which are subject to change. BB&T management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

A reconciliation of these non-GAAP measures to the most directly comparable GAAP measure is included on the Investor Relations section of BB&T's website (*www.BBT.com/investor*) and as an appendix to this presentation.

2011 Fourth Quarter Performance Highlights[1]

Earnings
- Net income[2] totaled $391 million, up 88.0% vs. 4Q10
- EPS totaled $0.55, up 83.3% vs. 4Q10
- Strongest quarterly earnings in more than 3 years

Revenues
- Net interest income[3] totaled $1.5 billion, up 9.6% vs. 3Q11
- Net operating revenue[3,5] totaled $2.3 billion, up 11.8% vs. 3Q11

Loans
- Average loan growth was 7.3% vs. 3Q11
- Average loan growth excluding ADC, covered and other acquired portfolios was 10.1% vs. 3Q11
- Pace of growth accelerated in the quarter
- Loan growth was led by C&I, Mortgage and Direct Retail

Deposits
- Average noninterest-bearing deposits increased $1.8 billion, or 31.3% in 4Q11 vs. 3Q11
- Average total deposits increased $6.9 billion, or 23.7% vs. 3Q11

Credit Quality
- Significant progress in credit quality, highlighted by OREO reduction strategy
- NPAs decreased $519 million, or 17.5%[4]
- Foreclosed property decreased $408 million, or 41.4%[4]

[1] Linked quarter growth rates are annualized, except for credit metrics.
[2] Available to common shareholders.
[3] Fully taxable equivalent.
[4] Excludes covered assets.
[5] Excludes securities gains, the FDIC loss share provision offset and write-downs on NPLs sold from HFS.

Unusual Items Affecting Earnings

$ in millions, except per share impact

	Pretax	After Tax	EPS
Securities gains, net	**$103**	**$64**	**$0.09**
Additional OREO valuation adjustment[1]	**(220)**	**(137)**	**(0.19)**
Merger-related and restructuring charges[2]	**(16)**	**(10)**	**(0.01)**
Losses / write-downs to conclude previously-announced NPL disposition strategy	**(11)**	**(7)**	**(0.01)**
Visa indemnification charge	**(11)**	**(7)**	**(0.01)**

[1] Results from valuation adjustment in connection with more aggressive disposition strategy for OREO.
[2] Includes personnel-related accruals in connection with Expense Optimization Strategy and BankAtlantic merger-related expenses.

Broad-based Loan Growth

Average Loans Held for Investment
(\$ in billions)



- Growth gained momentum during the quarter, with EOP loans up \$2.8 billion, an annualized rate of 10.5%
- Loan pipelines remain robust
- Focus remains on high-quality, granular and diverse portfolios
- Experienced strong growth in C&I, direct retail, revolving credit, mortgage, equipment finance, commercial mortgage and consumer finance
- Average total loan growth is expected to be in the 5% to 7% range annualized for 1Q12, contingent on the economy

Average Loan Growth Highlights[1]
(\$ in millions)

	4Q11 Average Balance	4Q11 vs. 3Q11 $ Increase (Decrease)	4Q11 vs. 3Q11 Annualized % Increase (Decrease)
C&I	$ 35,232	$ 952	11.0 %
Other CRE	10,839	(230)	(8.2)
Sales Finance	7,308	74	4.1
Revolving Credit	2,159	50	9.4
Residential Mortgage	20,051	1,233	26.0
Other Lending Subsidiaries	8,627	(25)	(1.1)
Direct Retail	14,141	387	11.2
Subtotal	**$ 98,357**	**$ 2,441**	**10.1 %**
ADC	2,298	(278)	(42.8)
Covered and other acquired loans	5,151	(239)	(17.6)
Total	**$ 105,806**	**$1,924**	**7.3 %**

[1] Excludes Loans Held for Sale.

Driving Growth in Lower Cost Deposits



Average Deposits
($ in billions)

- Interest bearing deposit cost decreased to 0.56% in 4Q11, compared to 0.65% in 3Q11
- Growth in CDs picked up despite a 16 bps decrease in cost
- Average CD maturity is 13 months
- Management currently expects more moderate deposit growth in 1Q12 and continued reductions in deposit costs

Average Deposit Growth Highlights
($ in millions)

	4Q11 Average Balance	4Q11 vs. 3Q11 $ Increase (Decrease)	4Q11 vs. 3Q11 Annualized % Increase (Decrease)
Noninterest-bearing deposits	$ 25,216	$ 1,846	31.3 %
Interest checking	19,467	463	9.7
Money market & savings	44,789	2,615	24.6
Certificates and other time deposits	32,290	2,150	28.3
Foreign office deposits – interest-bearing	163	(205)	NM
Total deposits	**$ 121,925**	**$ 6,869**	**23.7 %**

NPAs Decrease 17.5%[1]
Lowest Levels Since 4Q08

Down 38.3% vs. 4Q10

Total Nonperforming Assets[1]
($ in millions)



- $3,971 (4Q10)
- $3,863 (1Q11)
- $3,353 (2Q11)
- $2,969 (3Q11)
- $2,450 (4Q11)

➢ 17.5% reduction in NPAs vs. 3Q11, seven sequential quarterly declines

➢ Commercial NPLs, including held for sale, decreased 8.1% vs. 3Q11

➢ Reduction in key commercial credit quality measures vs. 3Q11 (Watch list, inflows, performing TDRs, delinquencies, NPLs, OREO)

➢ Management expects NPAs to decrease approximately 5% - 10% in 1Q12 assuming no significant economic deterioration (excludes any special OREO sales)

[1] Excludes covered assets.

Aggressive OREO Reduction Strategy Proves Effective



Sales and Inflows of OREO[1]
($ in millions)

$295
$246
$214
$177
$247
$227
$213
$118
$255
$126

4Q10 1Q11 2Q11 3Q11 4Q11

◆ Inflows   ▲ Sales

OREO inflows decreased 57.3% vs. 4Q10



OREO Balances[1]
($ in millions)

$1,301
$1,247
$1,176
$986
$578

4Q10 1Q11 2Q11 3Q11 4Q11

OREO balances down 55.6% vs. 4Q10

➤ Foreclosed property balances decreased 41.4% vs. 3Q11

➤ Successful quarter executing a more aggressive OREO strategy

- ❑ Minimize inflows
- ❑ Strong sales results and pipeline momentum
- ❑ Liquidity mark reflects shift to more accelerated disposal strategy with focus on land-related assets

➤ Foreclosed property expense will decrease significantly in 2012

- ❑ Will trend lower throughout the year
- ❑ Quarterly expense will average less than $100 million

[1] Excludes covered assets.

Losses Consistent with Expectations[1]



Net Charge-offs / Average Loans

- 4Q10: Core charge-offs 2.07%, Writedowns on Transfer to LHFS 0.08%
- 1Q11: 1.65%
- 2Q11: Core charge-offs 1.46%, Writedowns on Transfer to LHFS 0.34%
- 3Q11: 1.44%
- 4Q11: 1.46%

■ Core charge-offs　■ Writedowns on Transfer to LHFS

➢ 4Q11 net charge-offs of 1.46% remained flat with 3Q11 and consistent with previous guidance

➢ 2011 full year net charge-offs of 1.59% down significantly vs. 2.59% in 2010

➢ Net charge-offs continue to be at the lowest levels in three years

➢ Expect total charge-offs to be approximately 1.30% in 1Q12 and trend lower throughout the year

[1] Excludes covered loans and covered charge-offs.

Maintaining Conservative Allowance Levels

**Allowance for Loan and Lease Losses /
Nonperforming Loans and Leases Held for Investment[1]**



➢ Excluding covered assets and the reserve for unfunded commitments, the allowance was reduced $135 million in 4Q11 due to better credit quality and improved risk distribution in recent originations

➢ BB&T will remain conservative in our approach to the allowance and coverage levels given continued economic uncertainty

➢ Continued improvement in credit trends should allow for lower provisions and significantly reduced credit costs in future quarters

[1] Excludes covered loans.

Margin Remains Strong

Net Interest Margin



Rate Sensitivities



➤ Core margin is stable, benefiting from declining cost of funds, offset by lower yields on earning assets

➤ Net interest income increased 9.6% annualized linked quarter

➤ Expect margin to decline to the 3.85% to 3.95% range in 1Q12 driven by:

   ❑ Runoff of covered assets

   ❑ Overall lower interest rate environment

   ❑ Lower investment yields

➤ Lower margin in 2012 will be substantially offset due to higher fee income

➤ We continue to have an asset sensitive balance sheet positioned for rising rates

BB&T Expands Securities Portfolio

Portfolio Composition



52.8%

32.8%

1.0%

3.7%

4.3%

5.4%

- Agency MBS CMOs
- Agency MBS Passthroughs
- States and political subdivisions
- Covered Securities
- Other
- Non Agency MBS

➢ Purchased $9.4 billion in securities in 4Q11 including $5.4 billion of GNMA MBS

➢ Approximately 99% of the portfolio is backed by government or government agencies

➢ Effective duration is 3.3 years at year end 2011

➢ Management does not anticipate further expansion of the securities portfolio

➢ Approximately 28% of portfolio is comprised of variable rate securities

Fee Income

Fee Income Ratio[1]



- 4Q10: 41.8%
- 1Q11: 40.1%
- 2Q11: 40.8%
- 3Q11: 39.3%
- 4Q11: 38.4%

➢ Insurance commissions increased due to improved results in property and casualty and employee benefits commissions

➢ Mortgage banking income increased vs. 3Q11 due to an increase in gains on loans sold and increased production

➢ Checkcard fees reflects the impact of new interchange rules

➢ FDIC loss share income improved due to an offset for the provision of covered loans and a decline in the performance of covered loans vs. 3Q11

➢ Noninterest income includes $103 million in securities gains, net, in 4Q11

➢ Other income increased due to lower write-downs on nonperforming loans held for sale and increased income related to certain post-employment benefits and higher income from partnership and other investments

Noninterest Income
($ in millions)

	4Q11	4Q11 v. 3Q11[2] Increase (Decrease)	4Q11 v. 4Q10 Increase (Decrease)
Insurance income	$ 254	21.4 %	2.0 %
Service charges on deposits	142	2.8	(0.7)
Mortgage banking income	135	38.7	(2.2)
Investment banking and brokerage fees and commissions	75	(29.4)	(22.7)
Checkcard fees	42	(183.1)	(42.5)
Bankcard fees and merchant discounts	55	31.1	17.0
Trust and investment advisory revenues	42	(9.2)	-
Income from bank-owned life insurance	30	(36.1)	(3.2)
FDIC loss share income, net	(46)	NM	NM
Securities gains (losses), net	103	NM	4.0
Other income	90	NM	100.0
Total noninterest income	**$ 922**	**133.4 %**	**(4.4) %**

[1] Excludes securities gains (losses), the impact of FDIC loss share accounting and other selected items. See Non-GAAP Reconciliations included in the attached Appendix.
[2] Linked quarter percentages are annualized.

Noninterest Expenses and Efficiency

Efficiency Ratio[1]



- Foreclosed property expense increased significantly due to write-downs in connection with the more aggressive OREO disposition strategy
- Professional services expense decreased due to lower legal expenses
- Occupancy and equipment expense reflects higher real estate taxes
- Other expenses improved largely due to a loss on the sale of a leveraged lease last quarter offset by an increase in the Visa indemnification reserve in 4Q11
- Excluding foreclosed property expense, noninterest expense would have increased 1.0% vs. 4Q10

Noninterest Expense
($ in millions)

	4Q11	4Q11 v. 3Q11[2] Increase (Decrease)	4Q11 v. 4Q10 Increase (Decrease)
Personnel expense	$ 679	4.7 %	- %
Foreclosed property expense	346	NM	113.6
Occupancy and equipment expense	159	21.0	2.6
Professional services	49	(49.6)	2.1
Regulatory charges	46	-	(22.0)
Loan processing expenses	59	28.9	15.7
Amortization of intangibles	24	-	(14.3)
Software expense	33	39.7	10.0
Merger-related and restructuring charges, net	16	NM	NM
Other expenses	207	(16.5)	1.0
Total noninterest expense	$ **1,618**	**56.3 %**	**13.9 %**

- Excluding the impact of the 2010 state return true-ups and deferred tax repricing, the 4Q11 effective tax rate was in line with our expectations at 20.0%.

---

[1] Excludes securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges, the impact of FDIC loss share accounting, and other selected items. See Non-GAAP Reconciliations included in the attached Appendix.

[2] Linked quarter percentages are annualized.

Capital Strength[1]

Tier 1 Common Ratio



Tier 1 Capital Ratio



➢ Regulatory capital ratios declined due to faster earning asset growth in 4Q11

➢ BB&T estimates Tier 1 common under Basel III is 8.8%

➢ Consistent plans for capital deployment
- ❑ Organic growth
- ❑ Dividends
- ❑ Strategic opportunities
- ❑ Share buyback

➢ Our CCAR submission is consistent with this order of preference

[1] Current quarter regulatory capital information is preliminary. Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings. Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

Community Banking Segment

($ in millions)	4Q11	Inc/(Dec) 3Q11	Inc/(Dec) 4Q10
Net Interest Income	$886	$(2)	$(48)
Noninterest Income[1]	282	(36)	(49)
Loan Loss Provision	123	(27)	(342)
Noninterest Expense[2]	972	193	151
Income Tax Expense	24	(76)	36
Segment Net Income	$49	$(128)	$58

Highlighted Metrics

	4Q11	4Q10
Total Non-Interest Checking Growth[3]	21.6%	10.3%
Noninterest Checking / Total Deposits	22.6%	19.5%
C&I Portfolio / Total Loan Portfolio	65.8%	61.2%
Closed-End Retail Loan Growth[3]	7.8%	(6.3)%

Comments

➢ Segment net income was $186 million, excluding 4Q11 OREO charge
  ❑ Drivers included: loan growth, reduced provision on improved credit quality, deposit growth and improved deposit mix
➢ Average closed-end retail loans grew by $597 million, or 7.8%, compared with 4Q10
➢ Commercial loan pipeline is at strongest level in 3 years
➢ Solid growth in payment-related revenue categories vs. 4Q10:
  ❑ Merchant Services up 21.1%
  ❑ Treasury Services up 9.8%
  ❑ Credit Card up 8.7%
  ❑ International Services up 5.0%

[1] Noninterest Income includes intersegment net referral fee income.
[2] Noninterest Expense includes net referral fee expense, amortization of intangibles, and allocated corporate expense.
[3] Percentages based on average growth vs. like quarter.

Residential Mortgage Banking Segment

Retains and services mortgage loans originated by the Community Banking segment as well as those purchased from various correspondent originators

($ in millions)	4Q11	Inc/(Dec) 3Q11	Inc/(Dec) 4Q10
Net Interest Income	$84	$12	$7
Noninterest Income[1]	110	9	(4)
Loan Loss Provision	41	(17)	(70)
Noninterest Expense[2]	96	9	16
Income Tax Expense	21	10	21
Segment Net Income	$36	$19	$36

Highlighted Metrics

	4Q11	4Q10
Retail Originations	$3.2 billion	$3.8 billion
Correspondent Originations	5.2 billion	4.6 billion
Total Originations	$8.4 billion	$8.4 billion
Loan Sales	$5.2 billion	$6.0 billion
Loans Serviced for others (EOP)	$67.1 billion	$61.8 billion
30+ Days Delinquent (HFI only)	3.71%	5.53%
% Non-Accrual (HFI only)	1.28%	2.26%
Net Charge-Offs (HFI only)	0.86%	1.33%

Comments

➢ Net income increased vs. 4Q10 driven by lower loan loss provision as the credit quality of the Residential Mortgage portfolio continues to improve

➢ Linked quarter growth in revenue resulted due to $18.2 million increase in gains on sales of loans and growth in loan originations of $2.9 billion

➢ Repurchase activity continues to track at a very low level. The net increase in the repurchase reserve was only $4.0 million in 4Q11

[1] Noninterest Income includes intersegment net referral fee income.
[2] Noninterest Expense includes net referral fee expense, amortization of intangibles, and allocated corporate expense.

Dealer Financial Segment

Primarily originates indirect to consumers on a prime and nonprime basis for the purchase of automobiles and other vehicles through approved dealers both in BB&T's market and nationally (through Regional Acceptance Corporation)

($ in millions)	4Q11	Inc/(Dec) 3Q11	Inc/(Dec) 4Q10
Net Interest Income	$149	$-	$15
Noninterest Income[1]	2	-	-
Loan Loss Provision	42	18	13
Noninterest Expense[2]	33	-	-
Income Tax Expense	28	(8)	-
Segment Net Income	$48	$(10)	$2

Highlighted Metrics

	4Q11	4Q10
Loans Originations	$1.1 billion	$1.0 billion
Loan Yield	8.87%	9.28%
Operating Margin	50.33%	54.41%
Net Charge-offs	1.50%	1.79%

Comments

➢ Loan demand was strong in 4Q11 across the Dealer Financial Services groups, with record fourth quarter loan production

➢ Net interest income increased vs. 4Q10 driven by Regional Acceptance Corporation, which generated higher margins on new originations in its portfolio due to lower funding costs

➢ The increase in the loan loss provision was driven by Regional Acceptance Corporation as a result of normal seasonal increases in charge-offs and delinquent account levels

➢ YTD losses at Regional Acceptance are the lowest in company history. Prime auto losses were very low at 0.22%

[1] Noninterest Income includes intersegment net referral fee income.
[2] Noninterest Expense includes net referral fee expense, amortization of intangibles, and allocated corporate expense.

Specialized Lending Segment

Provides specialty lending including: commercial finance, mortgage warehouse lending, tax-exempt governmental finance, equipment leasing, commercial mortgage banking, insurance premium finance, dealer-based equipment financing, and direct consumer finance

($ in millions)	4Q11	Inc/(Dec) 3Q11	Inc/(Dec) 4Q10
Net Interest Income	$120	$5	$4
Noninterest Income[1]	57	4	5
Loan Loss Provision	24	(3)	(4)
Noninterest Expense[2]	74	(2)	(2)
Income Tax Expense	16	5	6
Segment Net Income	$63	$9	$9

Highlighted Metrics

	4Q11	4Q10
Loans Originations	$5.5 billion	$4.9 billion
Loan Yield	6.09%	6.56%
Operating Margin	44.63%	38.10%
Net Charge-offs	0.53%	0.84%

Comments

➤ Loan demand was generally strong in 4Q11 across Specialized Lending's business units, up 10.8% vs. 4Q10

➤ Higher net interest income vs. 4Q10 was driven by Sheffield Financial, which generated significant portfolio growth, up 36.7%, through expanded financing relationships

➤ Higher noninterest income was driven by Grandbridge Real Estate Capital, which realized strong growth in commercial loan origination volumes, up 16.3%, for delivery to the secondary market

❑ 2011 marked a record production year for Grandbridge

➤ The lower loan loss provision reflects improved credit quality in the loan and lease portfolios across Specialized Lending's business units

[1] Noninterest Income includes intersegment net referral fee income.
[2] Noninterest Expense includes net referral fee expense, amortization of intangibles, and allocated corporate expense.

Insurance Services Segment

Provides property and casualty, life, and health insurance to business and individual clients. It also provides workers compensation and professional liability, as well as surety coverage and title insurance

($ in millions)	4Q11	Inc/(Dec) 3Q11	Inc/(Dec) 4Q10
Net Interest Income	$2	$-	$-
Noninterest Income[1]	256	18	6
Loan Loss Provision	-	-	-
Noninterest Expense[2]	219	(6)	4
Income Tax Expense	13	8	1
Segment Net Income	$26	$16	$1

Highlighted Metrics

	4Q11	4Q10
Same Store Sales Growth[3]	0.80%	0.02%
YoY Noninterest Income Growth[3]	0.64%	0.15%
Number of Agencies	164	160
Operating Margin	15.12%	14.68%

Comments

➢ Higher noninterest income was driven by organic growth, primarily from McGriff, Seibels & Williams, as well as the acquisition of three new agencies

➢ Closed three transactions in 4Q11: Precept, Liberty Benefits, and Atlantic Risk

  ❑ Precept and Liberty Benefits will help align Insurance Services' employee benefits strategy with anticipated healthcare reform measures

➢ Experiencing continued strong retention rates

➢ Anticipate future growth, both organically and strategically in 2012

[1] Noninterest Income includes intersegment net referral fee income.
[2] Noninterest Expense includes net referral fee expense, amortization of intangibles, and allocated corporate expense.
[3] Percentages based on year to date amounts vs. prior year.

Financial Services Segment

Provides trust services, wealth management, investment counseling, asset management, estate planning, employee benefits, corporate banking, and capital market services to individuals, corporations, governments, and other organizations

($ in millions)	4Q11	Inc/(Dec) 3Q11	Inc/(Dec) 4Q10
Net Interest Income	$108	$11	$24
Noninterest Income[1]	188	12	(7)
Loan Loss Provision	9	9	(8)
Noninterest Expense[2]	154	(1)	4
Income Tax Expense	49	5	(5)
Segment Net Income	$84	$10	$26

Highlighted Metrics

	4Q11	4Q10
Total Loan Balances	$5.9 billion	$4.0 billion
Total Deposits	$27.1 billion	$11.7 billion
Total Assets Invested	$85.0 billion	$83.5 billion
Operating Margin	44.93%	40.14%

Comments

➢ Higher net interest income was driven by Corporate Banking, which generated 49.8% loan growth vs. 4Q10 through new and expanded client relationships

➢ Wealth Management generated 34.2% loan growth vs. 4Q10

➢ Lower noninterest income vs. 4Q10 was driven by a decline in investment banking and brokerage fees and commissions

➢ Noninterest expense growth vs. 4Q10 is focused on continued efforts to expand the sales force in Wealth Management and Corporate Banking

➢ Corporate Banking Energy team was established in early 2011 and originated 28 new energy client relationships during the year

[1] Noninterest Income includes intersegment net referral fee income.
[2] Noninterest Expense includes net referral fee expense, amortization of intangibles, and allocated corporate expense.

BB&T

Investing to drive revenue and loan growth

Underlying fundamentals in loan and deposit growth exceptionally strong

Successfully accomplishing our diversification and risk mitigation strategies

Re-conceptualizing our business to drive revenue and expense optimization

Providing best value proposition in our markets

Optimistic about performance for 2012

Our Best Days Are Ahead!

Comments Regarding Disclosure

BB&T Corporation does not provide earnings guidance, but does discuss trends regarding the factors that influence potential future performance in both its quarterly earnings release and its quarterly earnings conference call.

These statements constitute "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995. Please refer to the slide entitled "Forward Looking Information" for important cautionary information regarding forward-looking statements. BB&T undertakes no obligation to revise these statements following the date of this presentation.

Appendix

Non-GAAP Capital Measures

(Dollars in millions)

	As of / Quarter Ended				
	Dec. 31 2011	Sept. 30 2011	June 30 2011	March 31 2011	Dec. 31 2010
Selected Capital Information [1]					
Risk-based capital					
Tier 1	$ 14,913	$ 14,696	$ 14,363	$ 14,100	$ 13,959
Total	18,804	18,837	18,641	18,389	18,319
Risk-weighted assets [2]	119,856	117,020	116,041	116,484	118,131
Average quarterly tangible assets	165,349	159,268	151,677	151,049	153,349
Risk-based capital ratios					
Tier 1	12.4 %	12.6 %	12.4 %	12.1 %	11.8 %
Total	15.7	16.1	16.1	15.8	15.5
Leverage capital ratio	9.0	9.2	9.5	9.3	9.1
Equity as a percentage of total assets	10.0	10.5	10.7	10.6	10.5
Book value per common share	$ 24.98	$ 25.07	$ 24.37	$ 23.86	$ 23.67
Selected Non-GAAP Capital Information [3]					
Tangible common equity as a percentage of tangible assets	6.9 %	7.1 %	7.2 %	7.2 %	7.1 %
Tier 1 common equity as a percentage of risk-weighted assets	9.7	9.8	9.6	9.3	9.1
Tangible book value per common share	$ 16.73	$16.42	$ 15.95	$ 15.59	$ 15.43

[1] Current quarter regulatory capital information is preliminary.
[2] Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.
[3] Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

Non-GAAP Capital Measures

(Dollars in millions)

	As of / Quarter Ended				
	Dec. 31 2011	Sept. 30 2011	June 30 2011	March 31 2011	Dec. 31 2010
Calculations of Tier 1 common equity and tangible assets and related measures:					
Tier 1 equity	$ 14,913	$ 14,696	$ 14,363	$ 14,100	$ 13,959
Less:					
Qualifying restricted core capital elements	3,250	3,249	3,249	3,248	3,248
Tier 1 common equity	11,663	11,447	11,114	10,852	10,711
Total assets	$ 174,579	$ 167,677	$ 159,310	$ 157,039	$ 157,081
Less:					
Intangible assets, net of deferred taxes	6,406	6,330	6,353	6,374	6,391
Plus:					
Regulatory adjustments, net of deferred taxes	421	99	389	572	636
Tangible assets	168,594	161,446	153,346	151,237	151,326
Total risk-weighted assets [1]	$ 119,856	$ 117,020	$ 116,041	$ 116,484	$ 118,131
Tangible common equity as a percentage of tangible assets	6.9 %	7.1 %	7.2%	7.2%	7.1%
Tier 1 common equity as a percentage of risk-weighted assets	9.7	9.8	9.6	9.3	9.1
Tier 1 common equity	$ 11,663	$ 11,447	$ 11,114	$ 10,852	$ 10,711
Outstanding shares at end of period (in thousands)	697,143	697,101	696,894	696,285	694,381
Tangible book value per common share	$ 16.73	$ 16.42	$ 15.95	$ 15.59	$ 15.43

[1] Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.

Non-GAAP Capital Measures

(Dollars in millions)		December 31, 2011[1]		September 30, 2011[1]
Tier 1 common equity under Basel 1 definition	$	11,663	$	11,447
Adjustments:				
AFS securities, defined benefit pension and other postretirement employee benefit plans		(553)		(193)
Deduction for net defined benefit pension asset		(423)		(791)
Other adjustments		57		51
Estimated Tier 1 common equity under Basel III definition	$	10,744	$	10,514
Estimated risk-weighted assets under Basel III definition	$	122,600	$	119,523
Estimated Tier 1 common equity as a percentage of risk-weighted assets under Basel III definition		8.8%		8.8%

[1] The Basel III calculations are non-GAAP measures and reflect adjustments for the related elements as proposed by regulatory authorities, which are subject to change. BB&T management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

Non-GAAP Reconciliations

	As of / Quarter Ended				
	Dec.31 2011	Sept. 30 2011	June 30 2011	March 31 2011	Dec. 31 2010
Asset Quality Ratios (including amounts related to covered loans and covered foreclosed property)					
Loans 30-89 days past due and still accruing as a percentage of total loans and leases [1,2]	1.22 %	1.18 %	1.24 %	1.29 %	1.65 %
Loans 90 days or more past due and still accruing as a percentage of total loans and leases [1,2]	0.84	0.99	1.08	1.36	1.34
Nonperforming loans and leases as a percentage of total loans and leases	1.68	1.85	2.07	2.49	2.49
Nonperforming assets as a percentage of:					
Total assets	1.62	1.98	2.32	2.69	2.73
Loans and leases plus foreclosed property	2.52	3.05	3.46	3.97	3.94
Net charge-offs as a percentage of average loans and leases	1.44	1.57	1.71	1.56	2.02
Allowance for loan and lease losses as a percentage of loans and leases held for investment	2.10	2.25	2.43	2.58	2.62
Ratio of allowance for loan and lease losses to:					
Net charge-offs	1.45 X	1.42 X	1.41 X	1.61 X	1.27 X
Nonperforming loans and leases held for investment	1.21	1.20	1.22	1.09	1.26

Applicable ratios are annualized.
[1] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.
[2] Excludes mortgage loans guaranteed by the government.

Non-GAAP Reconciliations

	As of / Quarter Ended				
	Dec. 31 2011	Sept. 30 2011	June 30 2011	March 31 2011	Dec. 31 2010
Asset Quality Ratios (excluding amounts related to covered loans and covered foreclosed property)[3]					
Loans 30-89 days past due and still accruing as a percentage of total loans and leases[1,2]	1.06 %	1.03 %	1.00 %	1.11 %	1.39 %
Loans 90 days or more past due and still accruing as a percentage of total loans and leases [1,2]	0.19	0.18	0.20	0.27	0.29
Nonperforming loans and leases as a percentage of total loans and leases	1.76	1.94	2.18	2.64	2.64
Nonperforming assets as a percentage of:					
Total assets	1.45	1.83	2.18	2.56	2.64
Loans and leases plus foreclosed property	2.29	2.88	3.32	3.85	3.88
Net charge-offs as a percentage of average loans and leases[4]	1.46	1.44	1.80	1.65	2.15
Allowance for loan and lease losses as a percentage of loans and leases held for investment	2.05	2.25	2.41	2.58	2.63
Ratio of allowance for loan and lease losses to:					
Net charge-offs	1.40 X	1.55 X	1.32 X	1.52 X	1.20 X
Nonperforming loans and leases held for investment	1.13	1.15	1.14	1.03	1.19

Applicable ratios are annualized.

[1] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.

[2] Excludes mortgage loans guaranteed by the government.

[3] These asset quality ratios have been adjusted to remove the impact of covered loans and covered foreclosed property. Appropriate adjustments to the numerator and denominator have been reflected in the calculation of these ratios. Management believes the inclusion of covered loans in certain asset quality ratios that include nonperforming assets, past due loans or net charge-offs in the numerator or denominator results in distortion of these ratios and they may not be comparable to other periods presented or to other portfolios that were not impacted by purchase accounting.

[4] Excluding the impact of losses and balances associated with BB&T's NPL disposition strategy, the adjusted net charge-offs ratio would have been 1.46% and 2.07% for the second quarter of 2011 and the fourth quarter of 2010, respectively.

Non-GAAP Reconciliations

	Dec, 31 2011	Sept. 30 2011	June 30 2011	March 31 2011	Dec. 31 2010
			Quarter Ended		
Efficiency ratio – GAAP	67.1 %	66.1 %	64.1 %	67.4 %	60.9 %
Effect of securities gains (losses), net	2.4	(1.0)	-	-	2.4
Effect of merger-related and restructuring charges, net	(0.7)	-	(0.1)	0.1	(0.2)
Effect of losses/write-downs on NPL disposition loans	(0.2)	(0.9)	(0.7)	(2.1)	(1.5)
Effect of FDIC loss share accounting	0.9	0.1	0.3	-	2.0
Effect of foreclosed property expense	(14.5)	(7.8)	(6.6)	(7.0)	(7.1)
Effect of leveraged lease sale	-	(0.8)	-	-	-
Effect of Visa indemnification	(0.5)	-	-	-	-
Effect of amortization of intangibles	(1.0)	(1.1)	(1.2)	(1.3)	(1.2)
Efficiency ratio – reported	53.5	54.6	55.8	57.1	55.3
Fee income ratio – GAAP	38.2 %	32.2 %	36.1 %	35.1%	41.3%
Effect of securities gains (losses), net	(2.7)	1.1	-	-	(2.5)
Effect of losses/write-downs on NPL disposition loans	0.3	1.1	0.7	2.2	1.6
Effect of FDIC loss share accounting	2.6	4.9	4.0	2.8	1.4
Fee income ratio – reported	38.4	39.3	40.8	40.1	41.8



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